SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-800

Title of the Plan -

WRIGLEY SAVINGS PLAN

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

WM. WRIGLEY JR. COMPANY
 (Delaware Corporation)

410 North Michigan Avenue
Chicago, Illinois 60611

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

WM. WRIGLEY JR. COMPANY
WRIGLEY SAVINGS PLAN

	By:	/s/ PHILIP C. JOHNSON

Philip C. Johnson The Benefits Committee Member and Vice President - People, Learning & Development

Date: June 29, 2005

F I N A N C I A L   S T A T E M E N T S   A N D   S U P P L E M E N T A L   S C H E D U L E

Wrigley Savings Plan
Years Ended December 31, 2004 and 2003

Wrigley Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Wrigley Benefits Committee
Wrigley Savings Plan

We have audited the accompanying statements of assets available for benefits of the Wrigley Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERNST & YOUNG LLP

Chicago, Illinois
May 24, 2005

Wrigley Savings Plan

Statements of Assets Available for Benefits

	December 31

	2004	2003

Assets
Cash	$20,132	$32,312
Investments, at fair value	466,201,213	408,609,943
Contributions receivable:
Company	—	26,973
Participants	—	92,702

Assets available for benefits	$466,221,345	$408,761,930

See notes to financial statements.

Wrigley Savings Plan

Statements of Changes in Assets Available for Benefits

	Years Ended December 31

	2004	2003

Additions
Interest and dividends	$6,387,229	$7,403,669
Net realized and unrealized appreciation in fair value of investments	69,500,662	20,151,696
Contributions:
Company	4,653,527	4,361,292
Participants	12,906,873	11,737,249
Rollover	539,495	1,264,401

Total additions	93,987,786	44,918,307
Deductions
Distributions to participants	36,528,371	37,383,179

Net increase	57,459,415	7,535,128
Assets available for benefits at beginning of year	408,761,930	401,226,802

Assets available for benefits at end of year	$466,221,345	$408,761,930

See notes to financial statements.

Wrigley Savings Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1. Description of Plan

The following brief description of the Wrigley Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All regular “full-time” and “part-time” employees, excluding certain executives, are eligible to participate in the Plan as of the first day of the month following their date of hire. Temporary employees are eligible to participate upon completion of 1,000 hours within a 12-month period. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant’s account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 25% of base salary (15% prior to October 1, 2003), subject to an annual limit as required by the Internal Revenue Service (IRS). Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants’ contributions up to 6% of base salary. All Employer contributions are initially invested in the Wrigley Stock Fund. Participants are not eligible for the matching contribution until they have completed one year of service.

The Putnam Fiduciary Trust Company (Putnam), as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust’s collective short-term investment fund at Putnam.

Wrigley Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant’s accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant’s principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established annually by the Benefits Committee, generally equal to, for any Plan year, the prime interest rate.

Investment Options and Transfers

Upon enrollment in the Plan, a participant may direct employee contributions, in 1% increments, in any of 13 investment options.

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds including to and from the Wrigley Stock Fund. The Wrigley Stock Fund qualifies as an employee stock ownership plan. Participants have the option to reinvest dividends in additional shares of Company stock in the Plan or receive a cash payout. Changes in investment direction or transfers can be made by contacting Putnam directly.

Vesting

Participants’ contributions are always immediately vested in their tax-deferred and regular deposit accounts. Subsequent to January 1, 2002, the employer’s matching contributions are immediately fully vested in a participant’s account upon receipt. Prior to January 1, 2002, the employer’s matching contribution vested over a four-year period (25% each year). At January 1, 2002, the unvested portion became vested for active employees.

Withdrawals

Active participants may make a withdrawal from the Plan once every 90 days. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Wrigley Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions to Participants

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an installment payment, or a combination thereof.

Charges and Deductions

When a distribution of a participant’s interest in the Plan results in forfeiture of the nonvested portion of the participant’s account, the amount so forfeited reduces the amount of the Employer’s matching contribution required to be made on behalf of other participants on subsequent Employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2. Significant Accounting Policies

Investment Valuation

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company common stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B common stock. However, because the Class B common stock is at all times convertible into common stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company’s common stock. Participant loans are valued at cost, which approximates fair value.

Wrigley Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants’ contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31

	2004	2003

Putnam Money Market Fund	$30,523,852	$33,900,555
Wm. Wrigley Jr. Company common stock	280,394,078	241,751,350
Wm. Wrigley Jr. Company Class B common stock	36,710,655	33,540,885

Wrigley Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Years Ended December 31

	2004	2003

Mutual funds	$9,182,081	$13,325,220
Wm. Wrigley Jr. Company common stock	60,318,581	6,826,476

	$69,500,662	$20,151,696

Dividends relating to Wm. Wrigley Jr. Company common stock amounted to $4,339,029 and $4,467,916 during 2004 and 2003, respectively

4. Federal Income Tax Status

The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401 (a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Wrigley Savings Plan

Notes to Financial Statements (continued)

6. Subsequent Events

Effective January 1, 2005, the Plan was amended whereby the Employer is required to make matching contributions at 100% of a participant’s contributions up to 3% of compensation and 60% of a participant’s contributions up to the next 3% of compensation. Additionally, effective January 1, 2005, the one year of service eligibility requirement for matching contributions was eliminated.

Effective January 1, 2005, the defined-contribution services business of Putnam Investments (the Plan’s trustee and record-keeper) is now known as Mercer Human Resources Services.

Supplemental Schedule

Wrigley Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #36-1988190     Plan #004

December 31, 2004

Identity of Issue	Number of Shares	Current Value

Interest-bearing cash	181,119	$181,119
Wm. Wrigley Jr. Company (1) Common Stock	4,052,523	280,394,078
Wm. Wrigley Jr. Company (1) Class B Common Stock	530,577	36,710,655
Putnam Fiduciary Trust Company:
Shares of registered investment companies:
Putnam Money Market Fund (1)	30,523,852	30,523,852
Putnam Growth & Income Fund (1)	1,008,667	19,568,147
PIMCO Total Return Fund	1,676,919	17,892,731
Putnam Vista Fund (1)	1,426,296	13,549,813
Managers Special Equity Fund	133,748	12,110,877
Vanguard Institutional Index Fund	100,433	11,118,940
Federated Stock Fund	247,800	9,213,209
Putnam International Growth Fund (1)	314,648	7,450,876
Harbor Capital Appreciation Fund	211,453	6,062,346
Putnam Investors Fund (1)	451,883	5,689,203
Europacific Growth Fund	93,194	3,319,562
PIMCO Low Duration Fund	226,495	2,310,251
Participants’ loans (varying maturities with interest rates ranging from 4.0% to 9.5%)		10,105,554

		$466,201,213

(1) Putnam Investments and the Wm. Wrigley Jr. Company are parties in interest.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Wrigley Savings Plan of our report dated May 24, 2005, with respect to the financial statements and supplemental schedule of the Wrigley Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

ERNST & YOUNG LLP

Chicago, Illinois
June 24, 2005